Not for Distribution in the United States or dissemination through a U.S. newswire service

RENAISSANCE ANNOUNCES WARRANT EXPIRY INCREASED TO FIVE YEARS.

September 29, 2015 – Vancouver, BC – Renaissance Oil Corp. (the “Company”) (TSX-V: ROE) announces that further to its news release dated September 28, 2015, announcing the brokered private placement, the Company has agreed to extend the expiry date of the underlying common share purchase warrant comprising the unit, to five years from the date of issuance.

Each unit will consist of one common share of the Company and one common share purchase warrant of the Company (a “Warrant”).  Each Warrant will entitle the holder thereof to acquire one common share of the Company at an exercise price of C$0.20 for a period of 5 years from the date of issuance.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the completion of the Offering; satisfaction of conditions to the closing of the Offering, including approval of the TSXV; the expected closing date of the Offering; and the anticipated use of the net proceeds of the Offering.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the U.S., or in any jurisdiction in which such an offer or sale would be unlawful. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any U.S. state securities laws and may not be offered or sold in the U.S. or to the account or benefit of a U.S. person or a person in the U.S. absent registration or an applicable exemption from the registration requirements.